UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of February 2002

TRIPLE P N.V.
(Exact name of Registrant as specified in its charter)

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On February 12, 2002, the Company issued two press releases. The first announced that the Company had sold its Belgian subsidiary, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The second press release announced that the Company's supervisory board had appointed Mr. J.A.M.M. Michiels as the Company's interim Chief Executive Officer. A copy of this press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On February 15, 2002, the Company issued a press release describing an inquiry by the Enterprise Section of the Amsterdam Court of Appeal initiated by certain of its stockholders. A copy of this press release is attached hereto as Exhibit 99.3 and incorporated herein by reference.

On February 22, 2002, the Company issued a press release announcing its results of operations for the fourth quarter ended December 31, 2001 and its results of operations for the 2001 fiscal year. The press release includes the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and a comparison of results of operations for the fourth quarter 2001 with the fourth quarter of 2000. A copy of the press release is attached hereto as Exhibit 99.4 and incorporated herein by reference.

On February 26, 2002, Jan Bruinenberg submitted his resignation as Chief Financial Officer of the Company effective April 1, 2002. Peter van den Oord, the Company's current controller, has been appointed to serve as Chief Financial Officer upon Mr. Bruinenberg's resignation.

<u>Exhibits</u>

99.1 Press Release issued on February 12, 2002

99.2 Press Release issued on February 12, 2002

99.3 Press Release issued on February 15, 2002

99.4 Press Release issued on February 22, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:________________________
Name: J.A.M.M. Michiels
Title: Chief Executive Officer

By:________________________
Name: Jan Bruinenberg
Title: Chief Financial Officer

Date: 11/03/'02, 2002

Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations contacts
Jan Bruinenberg/Peter van den Oord
(31) 347.353.230/ (31) 347.353.204
Jbruinenberg@triple-p.nl
Poord@triple-p.nl

Triple P sells Belgian subsidiary

Vianen, The Netherlands, February 12, 2002 – Triple P N.V. (Nasdaq SCM: TPPP) announced today that it sold Triple P Belgium NV/SA, its Belgian subsidiary. Triple P announced in a press release on January 4, 2002 that it decided to discontinue financing of the Belgian subsidiary. The profit of 2001 and the expected 2002 profitability of Triple P Belgium NV/SA did not meet management's criteria. Triple P expects that this decision will result in improvement of its operating income from continuing operations for 2001 and 2002.

In the fourth quarter of 2001 the company will provide for a loss on disposal of the Belgian operations of EUR 0.6 million. The Belgian subsidiary reported net revenues of EUR 8.0 million with a net loss of EUR 0.4 million in 2001. At the end of 2001 it employed 57 employees.

Triple P will further focus on profitable growth of its core business, the delivery and management of ICT-infrastructures in The Netherlands.

Triple P is a leading ICT-infrastructure solutions provider for the medium and large business market in The Netherlands. Triple P provides its customers with infrastructure-related solutions and managed services. These solutions contain IT-consultancy, project management and system implementation, service management and maintenance services. Within our solutions we work with proven products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. At September 30, 2001, the Company employed 524 people.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor Relations contacts
Jan Bruinenberg/Peter van den Oord
(31) 347.353.230/ (31) 347.353.204
Jbruinenberg@triple-p.nl
Poord@triple-p.nl

Triple P appoints interim-director

Vianen, The Netherlands, February 12, 2002 – Triple P N.V. (Nasdaq SCM: TPPP) announced today that its Supervisory Board had appointed Mr. J.A.M.M. Michiels M.Sc. as interim-director with statutory responsibilities, effective February 12, 2002. Mr. J.A. Vunderink, chairman of the Supervisory Board, who had been acting temporarily as interim-director, will step down as interim-director the same day. The company is currently conducting a search for a new Chief Executive Officer, and is seeking the services of Mr. Michiels until a permanent CEO can be retained.

Mr. Michiels (1943) is an associate of Boer & Croon Executive Managers. He holds an M.Sc. in chemical engineering from the Technical University Eindhoven, the Netherlands. He worked in various functions at Akzo, Unilever, Polaroid Europe and Gist-Brocades. From 1995 to 1998 he worked as statuary director for Mommers Print Service Holding. In 1998 he was interim manager/statuary director of Triple P daughter Computer Industries International. After that he was the general director of Essent Cablecom.

In view of his broad and extensive experience and his familiarity with Triple P, Mr. Michiels indicated that he was looking forward to the challenge of leading Triple P until a permanent CEO can be identified.

Triple P is a leading ICT-infrastructure solutions provider for the medium and large business market in The Netherlands. Triple P provides its customers with infrastructure-related solutions and managed services. These solutions contain IT-consultancy, project management and system implementation, service management and maintenance services. Within our solutions we work with proven products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. At September 30, 2001, the Company employed 524 people.

Exhibit 99.3

FOR IMMEDIATE RELEASE

Contact:

Mr. *ir.* J.A.M.M. Michiels
0347 – 353650

Shareholders request Enterprise Section of Amsterdam Appeal Court for Triple P inquiry

Vianen, Friday 15 February 2002

A number of shareholders claiming to jointly hold approximately 45% of the issued capital in Triple P N.V. (Nasdaq SCM: TPPP) have requested the Enterprise Section of the Amsterdam Court of Appeal to set up an inquiry into the policy and course of events at Triple P, as in their view there allegedly is a conflict of interests with respect to Mr. J.A. Vunderink, chairman of the Supervisory Board and until recently a temporary CEO of the company. The largest of these shareholders is TPM Europe Holding B.V., a company whose sole manager is Mr. F. Khaleghi Yazdi, a CEO with Triple P until a few years ago. These shareholders have furthermore requested the Court to grant immediate relief viz., Mr. Vunderink's dismissal, the appointment of a temporary CEO and the convening of a shareholders' meeting for the purpose of the appointment of a new management board and a new supervisory board. The hearing of this request will take place on Thursday 28 February 2002 at 15.00 hours before the Enterprise Section in Amsterdam.

According to Triple P's Supervisory Board the allegations are unfounded. Within the context of a careful hearing the Supervisory Board has nevertheless instructed an independent accountancy firm to conduct an inquiry into the allegations. The Supervisory Board is of course prepared to convene an extraordinary shareholders' meeting. On February 12, 2002 Triple P announced that Mr. *ir.* J.A.M.M. Michiels, associate of Boer & Croon Executive Managers, was appointed as temporary CEO instead of Mr. Vunderink.

In Triple P's view these allegations are unfounded and it will therefore strongly defend itself against them.

Triple P is a leading supplier of ICT-infrastructures and services in the medium-sized and large businesses market in the Netherlands. Triple P provides its customers with infrastructure related solutions and management. These solutions and services include IT-consultancy, project management and implementation services, operational management and maintenance services. Within these solutions we make use of the established products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. On 30 September 2001 the business employed 524 people.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Exhibit 99.4

FOR IMMEDIATE RELEASE

Investor Relations contacts
Jan Bruinenberg/Peter van den Oord
(31) 347.353.230/ (31) 347.353.204
Jbruinenberg@triple-p.nl
Poord@triple-p.nl

Highlights fourth quarter and full year 2001

- **Net income from continuing operations for the year 2001 decreased by 10% to EUR 4.2 million as a result of lower demand for ICT-solutions;**
- **Net income from continuing operations for the fourth quarter of 2001 of EUR 1.4 million;**
- **Belgian subsidiary sold in February 2002 after decision to stop financing in December 2001.**

February 22, 2002 – Vianen, The Netherlands - Triple P N.V. (NASDAQ SCM: TPPP) announced today its financial results for the fourth quarter and full year 2001.

General

In 2001 the Dutch economy experienced a general slowdown. Profitability of Dutch companies declined generally resulting in decreased capital investment by companies, including a decrease in the demand for ICT-infrastructure solutions (products and services). This trend began to affect Triple P N.V.'s results early in the second quarter of 2001 as its major ICT-infrastructure projects and related systems and services revenues decreased. As a result the Company's net revenues for the year 2001 decreased by 9% to EUR 110.9 million compared to EUR 122.4 million in 2000.

Operating income from continuing operations for the year 2001 was EUR 4.5 million compared to EUR 5.3 million in 2000. Net income from continuing operations for the year 2001 decreased by 10% to EUR 4.2 million compared to EUR 4.7 million in 2000.

In 2001, the Company's Belgian subsidiary, Triple P Belgium NV/SA, reported net revenues of EUR 8.0 million with a net loss of EUR 0.4 million. Based in part on these results, and the projected losses of the Belgian subsidiary in 2002, the board of directors of the Company decided in December 2001 to stop financing the Belgian subsidiary and established a reserve for the loss on disposal of the Belgian operations in an amount of EUR 0.6 million. The subsidiary was sold in February 2002. Triple P Belgium NV/SA had 57 employees at December 31, 2001.

Net income of Triple P N.V. for the year 2001 was EUR 3.2 million compared to EUR 5.1 million in 2000. After preferred dividends (in 2001, EUR 0.6 million and in 2000, EUR 1.0 million) and a withdrawal premium paid by the Company to withdraw its preferred shares (in 2001, EUR 0,45 million), net income available to common shareholders was EUR 2.2 million in 2001 compared to EUR 4.1 million in 2000.

Cash flow for 2001 was EUR 4.2 million after elimination of cashflow relating to the financial restructuring and dividend of EUR 12.8 million. Cash on hand at December 31, 2001 was EUR 1.1 million compared to EUR 9.7 million at December 31, 2000. As previously announced, Triple P N.V. withdrew all outstanding preferred shares on August 1, 2001 for an aggregate EUR 11.8 million, representing paid-in capital of EUR 10.9 million, a withdrawal premium of EUR 0.45 million and EUR 0.45 million for the cancellation of call options related to the withdrawn preferred shares. By withdrawing these shares Triple P N.V. eliminated its obligation to pay a yearly dividend of EUR 1.0 million on the preferred shares. Triple P N.V. financed this withdrawal with available surplus cash and by drawing against its credit line.

Triple P N.V. expects that the decreased level of demand for ICT-solutions in 2001 will continue in 2002. However, the withdrawal of Triple P N.V.'s preferred shares and the sale of the Belgian subsidiary should have a positive effect on the net income available to common shareholders in 2002. Triple P N.V. plans to further focus on profitable growth of its core business, the delivery and management of ICT-infrastructures in The Netherlands.

Comparison of operating results – fourth quarter 2001 compared to fourth quarter 2000

Net Revenues

Net revenues in the fourth quarter were EUR 34.6 million in 2001 compared to EUR 39.9 million in 2000. This decrease is mainly due to a decrease in the number of major ICT-infrastructure projects and related systems and services revenues, which is primarily attributable to the continuing lower demand for ICT-infrastructure solutions (system and services). Systems revenues decreased by EUR 4.0 million and services revenues decreased by EUR 1.3 million, for a total decrease in net revenues of EUR 5.3 million.

Gross margin

Despite the decrease in net revenues in the fourth quarter of 2001 compared to the fourth quarter of 2000, gross margin remained stable in these periods at 15.3%. The stable gross margin is primarily due to the fact that the Company succeeded in decreasing its costs of operations, primarily its fixed and temporary personnel expenses, at approximately the same rate as its services revenues decreased.

Sales and Marketing expense

Sales and marketing expense in the fourth quarter slightly decreased from EUR 2.4 million in 2000 to EUR 2.3 million in 2001. As a percentage of net revenues, sales and marketing expense increased from 5.9% in 2000 to 6.7% in 2001.

Research and Development expense

Research and development expense in the fourth quarter slightly decreased from EUR 0.1 million in 2000 to nihil in 2001 primarily due to a strategic decision by the Software & Systems Integration Division to cease developing software for standard software license products.

General and Administrative expense

General and administrative expense in the fourth quarter slightly increased from EUR 1.3 million in 2000 to EUR 1.4 million in 2001. As a percentage of net revenues general and administrative expense increased from 3.3% in 2000 to 4.1% in 2001.

Operating income from Continuing Operations

Income from continuing operations in the fourth quarter decreased from EUR 2.3 million in 2000 to EUR 1.6 million in 2001. Net revenues decreased by EUR 5.3 million, gross margin remained unchanged at 15.3% and operating expenses remained stable, resulting in a decrease of gross profit and operating income by EUR 0.7 million.

Other expense

Other expense in the fourth quarter slightly increased from nihil in 2000 to EUR 0.1 million in 2001 due to higher interest expense and higher exchange rate losses.

Income tax provision

Because the Company has sufficient tax-loss-carryforwards available, the Company did not maintain a provision for income taxes in the fourth quarter of 2000 or 2001. At December 31, 2001 the Company had a tax-loss-carryforward of EUR 23.7 million.

Discontinued operations

In 2001, Triple P N.V.'s Belgian subsidiary, Triple P Belgium NV/SA, reported net revenues of EUR 8.0 million with a net loss of EUR 0.4 million. Based in part on these results, and the projected losses of the Belgian subsidiary in 2002, the board of directors of the Company decided in December 2001 to stop financing the Belgian subsidiary and established a reserve for the loss on disposal of the Belgium operations in an amount of EUR 0.6 million. The subsidiary was sold in February 2002. The subsidiary had 57 employees at December 31, 2001.

Net Income

Net income from continuing operations decreased by EUR 0.9 million and net income from discontinued operations decreased by EUR 1.0 million, resulting in a decrease in net income by EUR 1.9 million, from EUR 2.5 million in 2000 to EUR 0.6 million in 2001.

Balance sheet

Equity decreased from EUR 12.6 million or 31.5% of total assets at December 31, 2000 to EUR 3.5 million or 12.5% of total assets at December 31, 2001. This is due primarily to the withdrawal of all outstanding cumulative preferred shares on August 1, 2001 for an aggregate EUR 11.8 million, representing paid-in capital of EUR 10.9 million, a withdrawal premium of EUR 0.45 million and EUR 0.45 million for the cancellation of call options related to the withdrew shares. The Company financed the withdrawal with available surplus cash and by drawing against its credit line. At December 31, 2001 the Company's available cash surplus was EUR 1.1 million and the available credit line was approximately EUR 10 million.

Triple P is a leading supplier of ICT-infrastructures and services in the medium-sized and large businesses market in the Netherlands. Triple P provides its customers with infrastructure related solutions and management. These solutions and services include IT-consultancy, project management and implementation services, operational management and maintenance services. Within these solutions we make use of the established products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. On 31 December 2001 the Company employed 460 people.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

- tables follow -

TRIPLE P N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2000 EUR	2001 EUR unaudited	2001 US$ unaudited	2000 EUR unaudited	2001 EUR unaudited	2001 US$ unaudited
Net revenues	39,893	34,601	30,798	122,353	110,874	98,689
Cost of revenues	33,849	29,291	26,072	100,252	91,793	81,705
Gross profit	6,044	5,310	4,726	22,101	19,081	16,984
Sales and marketing expense	2,372	2,334	2,077	10,227	9,743	8,673
Research and development expense	65	0	0	661	0	0
General and administrative expense	1,266	1,367	1,217	5,770	4,658	4,146
Goodwill amortization	48	53	47	191	189	168
Total operating expenses	3,751	3,754	3,341	16,849	14,590	12,987
Operating income from continuing operations	2,293	1,556	1,385	5,252	4,491	3,997
Interest income	18	17	15	68	197	176
Interest expense	(65)	(135)	(120)	(409)	(360)	(321)
Other net	41	(17)	(15)	(176)	(82)	(73)
Total Other income (expense), net	(6)	(135)	(120)	(517)	(245)	(218)
Net income from continuing operations before provisions for income taxes	2,287	1,421	1,265	4,735	4,246	3,779
Provision for income taxes	0	0	0	0	0	0
Net income from continuing operations	2,287	1,421	1,265	4,735	4,246	3,779
Net income (loss) from discontinued operations	206	(150)	(133)	326	(377)	(336)
(Loss) on disposal of discontinued operations including a provision for estimated operating losses during disposal period	0	(628)	(559)	0	(628)	(559)
Net income (loss) from discontinued operations	206	(778)	(692)	326	(1,005)	(895)
Net income	2,493	643	573	5,061	3,241	2,884
Preferred stock dividend	245	0	0	980	572	509
Preferred stock withdrawal premium	0	0	0	0	454	404
Net income (loss) available to common shareholders	2,248	643	573	4,081	2,215	1,971
Net income per share from continuing operations:						
Basic	0.06	0.05	0.04	0.12	0.10	0.09
Diluted	0.06	0.05	0.04	0.12	0.10	0.09
Net income (loss) per share from discontinued operations:						
Basic	0.01	(0.03)	(0.02)	0.01	(0.03)	(0.03)
Diluted	0.01	(0.03)	(0.02)	0.01	(0.03)	(0.03)
Net income per share:						
Basic	0.07	0.02	0.02	0.13	0.07	0.06
Diluted	0.07	0.02	0.02	0.13	0.07	0.06
Weighted average shares outstanding:						
Basic	30.469	30.469	30.469	30.469	30.469	30.469
Diluted	30.469	30.469	30.469	30.469	30.469	30.469

The U.S. dollar amounts as of December 31, 2001 translated solely for convenience at the prevailing Noon Buying Rate December 31, 2001 of EUR 0.8901 to US $1.00

TRIPLE P N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

	December 31,	December 31,	
ASSETS	**2000 EUR**	**2001 EUR** (unaudited)	**2001 US$*** (unaudited)
CURRENT ASSETS:			
Cash and cash equivalents	9,285	1,010	899
Restricted cash	388	59	53
Accounts receivable, net of allowance for doubtful accounts	17,099	15,291	13,611
Inventories, net of a provision for obsolete and slow moving inventories	4,308	3,916	3,485
Prepaid expenses and other current assets	3,332	3,336	2,969
Current assets from discontinued operations	2,464	1,860	1,656
Total current assets	36,876	25,472	22,673
NON-CURRENT ASSETS:			
Property and equipment, at cost	4,838	4,603	4,097
Less: accumulated depreciation and amortization	2,481	2,365	2,105
Net property and equipment	2,357	2,238	1,992
Intangible assets, net	470	0	0
Non-current assets from discontinued operations	250	165	147
Total non-current assets	3,077	2,403	2,139
Total assets	39,953	27,875	24,812
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term part of long-term liabilities	153	485	432
Accounts payable	10,509	7,835	6,974
Accrued liabilities	6,601	7,147	6,362
Customer deposits	2,498	1,369	1,219
Deferred revenue	3,575	4,084	3,635
Current liabilities from discontinued operations	2,278	1,643	1,462
Total current liabilities	25,614	22,563	20,084
LONG-TERM LIABILITIES:			
Pension obligations	982	190	169
Restructuring reserve	0	628	559
Other long-term liabilities	781	1,002	892
Total long-term liabilities	1,763	1,820	1,620
Total liabilities	27,377	24,383	21,704
SHAREHOLDERS' EQUITY:			
Preferred shares, NLG 0.20 par value: Authorized-43,750,000 shares Outstanding - 24,000,000 and nihil shares, respectively	2,178	0	0
Common shares, NLG 0.20 and EUR 0.04 par value respectively	2,765	1,219	1,085
Authorized-43,750,000 shares Outstanding - 30,469,345 and 30,469,345 shares, respectively			
Additional paid-in capital	60,459	53,293	47,436
Accumulated deficit	(52,713)	(50,905)	(45,311)
Cumulative translation adjustment	(113)	(115)	(102)
Total shareholders' equity	12,576	3,492	3,108
Total liabilities and shareholders' equity	39,953	27,875	24,812

* The U.S. dollar amounts as of December 31, 2001 are translated solely for convenience at the prevailing Noon Buying Rate on December 31, 2001 of EUR 0.8901 to US $ 1.00